Exhibit 99.5

Form 51-102F3
MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Pacific Therapeutics Ltd. (the “Issuer”)
500-666 Burrard Street
Vancouver, BC V6C3P6

Item 2:	Date of Material Change

February 1, 2016

Item 3:	News Release

A news release was issued and disseminated on February 1, and 22, 2016 and filed on SEDAR (www.sedar.com) and posted on the CSE site.

Item 4:	Summary of Material Change

On February 1, 2016 the Issuer appointed Robert “Nick” Horsley to the Board of Directors.

On February 22, 2016 the Issuer appointed Christine Mah to the Board of Directors.

Item 5.1:	Full Description of Material Change

Mr. Horsley has over 10 years of public markets experience focused in finance, investor relations, marketing management and merger & acquisitions. He has served as a director and a consultant to several public and private companies and has worked in a variety of industries including: consumer goods, energy, mining, oil & gas, nutraceuticals & pharmaceuticals, and technology.

Ms. Mah is an experienced professional holding a marketing diploma from British Columbia Institute of Technology. Ms. Mah has spent 10 years working with reporting companies assisting with office management, office system implementation, book keeping and administration services. Her corporate experience has ranged from industries such as communications, technology, consumer goods, culinary.

Item 5.2: Disclosure for Restructuring Transactions

Not Applicable.

Item 6:	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

The following senior officer of the Company is knowledgeable about the material change and this report:

Robert Horsley - Director
rnpshorsley@gmail.com
(604) 559-8051

Item 9:	Date of Report

March 14, 2016